Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Beau Yanoshik
202.739.5676
byanoshik@morganlewis.com

VIA EDGAR

April 12, 2012

Dominic Minore, Esq.
U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund (File Nos. 033-42484 and 811-06400) (the "Registrant"); Post-Effective Amendment No. 178 to the Registrant's Registration Statement on Form N-1A ("Amendment No. 178")
       -------------------------------------------------------------------------

Dear Mr. Minore:

This letter responds to comments on Amendment No. 178, which you provided in a telephonic discussion with Abby Bertumen and me on Thursday, March 1, 2012. Amendment No. 178 was filed with the Securities and Exchange Commission (the "Commission") on January 13, 2012 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding a new series of the Registrant, the Thomson Horstmann & Bryant MicroCap Fund (the "Fund").

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 178.

PROSPECTUS

1. COMMENT: Please confirm if the Fund expects to incur interest, taxes, brokerage commissions, acquired fund fees and expenses, and/or extraordinary expenses (collectively, "excluded expenses") during its first year of operation. If so, please confirm such excluded expenses will be reflected in "Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements" in the fee table, per the exclusion to the expense limitation arrangement disclosed in footnote 2.

         RESPONSE: The Adviser confirms the only excluded expense the Fund expects to incur during its first year of operation is acquired fund fees and expenses. The Adviser



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Dominic Minore, Esq.
April 12, 2012
Page 2

         confirms that acquired fund fees and expenses will be reflected in "Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements" in the fee table.

2.       COMMENT: With respect to the Fund's expense limitation agreement.

         a. Please confirm the expense limitation agreement will be filed on EDGAR.

            RESPONSE: The Fund's expense limitation agreement will be filed on EDGAR in a subsequent filing.

         b. Please confirm the termination date of the expense limitation agreement will be no sooner than one year from the date of the prospectus.

            RESPONSE: The Adviser confirms that the termination date of the expenses limitation agreement termination date of the expense limitation agreement will be no sooner than one year from the date of the prospectus.

         c. Please confirm the expense limitation agreement does not provide for recoupment of previously waived fees and expenses.

            RESPONSE: The Adviser confirms the expense limitation agreement does not provide for recoupment of previously waived fees and expenses.

3. COMMENT: The Staff notes the disclosure in the second sentence of the "Principal Investment Strategy" section (copied below). Please confirm if the Fund will invest in any other equity securities in addition to common stock as part of its principal investment strategies and, if so, provide applicable disclosure.

                  The equity securities in which the Fund invests are primarily common stocks.

         RESPONSE: The Adviser has confirmed the only equity securities the Fund presently intends to use as part of its principal investment strategies are common stock and ADRs. We note the third sentence of the "Principal Investment Strategy" section currently discusses investments in ADRs.

4. COMMENT: The Staff notes the disclosure in the third sentence of the "Principal Investment Strategy" section (copied below). Please more fully disclose what is meant by "similar securities."

                  In addition, the Fund may invest in American Depositary Receipts ("ADRs") and similar securities.

         RESPONSE: The phrase "and similar securities" has been removed from the disclosure above.

5. COMMENT: With respect to the Fund's investments in securities of foreign companies:



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Dominic Minore, Esq.
April 12, 2012
Page 3

         a. Please confirm if investments in emerging market securities is a principal investment strategy of the Fund. If so, please include appropriate disclosure in the "Principal Investment Strategy" and "Principal Risks" sections.

            RESPONSE: The Adviser has confirmed that investment in emerging market securities is not a principal investment strategy of the Fund at this time.

         b. Please confirm if there is any percentage limitation on the Fund's investments in securities of foreign companies (beyond the expected 10% or less of the Fund's total asset value in
            ADRs).

            RESPONSE: The Adviser confirms there is no limitation on the percentage of assets that may be invested in securities of foreign companies (beyond the expected 10% or less of the Fund's total asset value in ADRs). The Adviser, however, confirms that such investments are not part of the Fund's principal investment strategies at this time.

6. COMMENT: With respect to the Fund's definition of micro-capitalization companies ("The Fund considers micro-capitalization companies to be companies with market capitalizations that, at the time of initial purchase, are within the range of capitalization of companies included in the Russell Microcap Index (the "Index")."):

         a. Please provide a capitalization range for the companies included in the Index as of the most recent practicable date.

            RESPONSE: The following has been added as the fourth sentence of the second paragraph of the "Principal Investment Strategies" section:

                  As of the May 31, 2011 Index reconstitution, the capitalization range of the Index was $30 million to $668 million.

         b. The Staff notes that as of January 31, 2012, the largest company in the Index had a market capitalization of close to $2 billion. If the Fund will invest in companies with similar market capitalizations, please consider including both strategy and risk disclosure regarding small-capitalization companies.

            RESPONSE: The risks of investments in small-capitalization companies are included in the risks of investments in micro-capitalization companies and, therefore, no additional disclosure has been included.

7. COMMENT: With respect to the disclosure in the "Related Performance Data of the Adviser" section preceding the table:

         a. Please revise the first sentence of the first paragraph to read as follows:

                  The following table gives the historical performance of all actual, fee-paying separate accounts, referred to as a "Composite," managed by the Adviser that have investment objectives, policies and strategies



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Dominic Minore, Esq.
April 12, 2012
Page 4

                  substantially similar to those of the Thomson Horstmann & Bryant MicroCap Fund.

            RESPONSE: The first sentence of the first paragraph has been replaced with the following:

                  The following table gives the historical performance of all actual, fee-paying accounts, referred to as a "Composite," managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Thomson Horstmann & Bryant MicroCap Fund.

         b. Please confirm if the Adviser manages any other registered investment company with substantially similar investment objectives, policies and strategies as the Fund. If the Adviser does, such registered investment company should be included in the Composite.

            RESPONSE: The Adviser has confirmed it does not manage any other registered investment company with substantially similar investment objectives, policies and strategies as the Fund.

         c. The Staff notes in the disclosure in comment (a) above the Composite includes all "fee-paying" accounts. Please confirm if the Composite excludes any non-fee-paying accounts with investment objectives, policies and strategies substantially similar to those of the Fund. If so, please explain why it is not misleading to exclude those accounts.

            RESPONSE: The Adviser has confirmed that it does not manage any non-fee-paying accounts with investment objectives, policies and strategies substantially similar to those of the Fund.

         d. Please delete the third sentence (copied below) as it appears to repeat what is said in the first sentence.

                  The data illustrates the past performance of the Adviser in managing substantially similar accounts.

            RESPONSE: The sentence has been deleted as requested.

         e. Please move the fourth sentence (copied below) to immediately before the Composite table.

                  THE DATA DOES NOT REPRESENT THE PERFORMANCE OF THE THOMSON HORSTMANN & BRYANT MICROCAP FUND.

            RESPONSE: The sentence has been relocated as requested.

         f. Please revise the second paragraph to read as follows:



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Dominic Minore, Esq.
April 12, 2012
Page 5

                  The Composite's performance was not calculated in the manner required by the SEC for registered mutual funds such as the Thomson Horstmann & Bryant MicroCap Fund.

            RESPONSE: We respectfully decline to make the requested change. We believe the current disclosure is plain English and appropriately states that the manner in which the performance was calculated for the Composite differs from that of registered mutual funds.

8. COMMENT: With respect to the table in the "Related Performance Data of the Adviser" section:

         a. Please add information regarding the Composite's one-year, five-year and ten-year average annual total returns.

            RESPONSE: The requested information has not been disclosed. The Composite is not a mutual fund, which is required to show average annual total return. The relevant no-action letters on related party performance do not require such a presentation and, further, such a presentation is not required by the GIPS Standards. Moreover, we do not believe the presentation is misleading without a presentation of average annual total return.

         b. Please update the 2011 information to include the full calendar year.

            RESPONSE: The full 2011 calendar year information has been included.

         c. Please revise the "Average Annual Total Return (For Periods Ending December 31)" heading to "Average Annual Total Return (For Calendar Years Ending December 31)."

            RESPONSE: The heading has been changed to the following: "Annual Performance Results (annual total return for calendar years ending December 31)."

         d. Please revise the "Composite Gross" and "Composite Net" column headings to "Composite Gross-of-Fees" and "Composite Net-of-Fees," respectively.

            RESPONSE: The requested change has been made.

         e. Please explain in plain English what the "Dispersion" column represents.

            RESPONSE: The following disclosure has been added as the last paragraph following the table:

                  Dispersion is a measure for the statistical distribution of portfolio returns. It is the asset-weighted standard deviation of individual portfolio returns within a comparable client group (composite) from the composite return. Dispersion measures are deemed not meaningful when a given composite contains five or fewer portfolios.



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Dominic Minore, Esq.
April 12, 2012
Page 6

9. COMMENT: With respect to the disclosure in the "Related Performance Data of the Adviser" section following the table:

         a. In the first sentence of the second paragraph, please change "Micro Cap Composite" to "Composite."

            RESPONSE: The requested change has been made.

         b. The Staff notes the disclosure in the second and third sentences of the second paragraph (copied below). Please explain why the Composite is compared to the Russell 2000 Index for periods prior to January 1, 2007.

                  Prior to January 1, 2007 the Composite is compared to the Russell 2000 Index. The index was changed to be more representative of the Composite strategy.

            RESPONSE: The Russell Microcap Index did not exist until 2005. The Composite's benchmark index was changed on January 1, 2007 when the industry began to recognize the benchmark index for the Composite strategy to be the Russell MicroCap Index. Prior to January, 1, 2007 the Adviser believed the industry standard benchmark for the Composite strategy was the Russell 2000 Index.

         c. The Staff notes the disclosure in the last sentence of the third paragraph (copied below). Please add disclosure stating
            (i) if the information available upon request is free of charge or how much it costs and (ii) how to request this information.

                  The firm maintains a complete list and description of composites, which is available upon request.

            RESPONSE: The disclosure has been revised to read as follows:

                  The firm maintains a complete list and description of composites, which is available, free of charge, upon request by emailing THBFunds@thbinc.com.

         d. Please disclose that the "Composite Net" performance results are "net of all fees, expenses and, to the extent applicable, any sales loads or placement fees."

            RESPONSE: The following has been added as the second to last sentence of the third paragraph in the "Related Performance Data of the Adviser" section preceding the table:

                  "Composite Net-of-Fees" performance results are net of all fees, expenses and, if applicable, sales loads or placements fees.

STATEMENT OF ADDITIONAL INFORMATION

1. COMMENT: Please add a non-fundamental policy of the Fund to not purchase securities while the Fund has outstanding borrowings that exceed more than 5% of its



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Dominic Minore, Esq.
April 12, 2012
Page 7

         assets or, alternatively, add risk disclosure to the prospectus or SAI regarding the use of leverage.

         RESPONSE: The following has been added as a non-fundamental policy of the Fund:

                  The Fund may not borrow money in an amount exceeding 33 1/3% of the value of its total assets, provided that investment strategies which either obligate the Fund to purchase securities or require the Fund to cover a position by segregating assets or entering into an offsetting position shall not be subject to this limitation. To the extent that its borrowings exceed 5% of its assets, the Fund will not make any further investments.

                                ***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.739.5676 if you have any questions concerning the foregoing.

                                             Sincerely,

                                             /s/ Beau Yanoshik

                                             Beau Yanoshik

cc: Christopher D. Menconi, Esq.
    Dianne M. Sulzbach, Esq.